Exhibit 99.1 Press release

WiLAN Changes Name to Quarterhill Inc.
Completes Acquisition of International Road Dynamics

OTTAWA, Canada – June 1, 2017 – Wi-LAN Inc. (the “Company”) (TSX:WIN) (NASD:WILN) announces it has changed its name to Quarterhill Inc. (“Quarterhill”) and it has completed its acquisition of International Road Dynamics Inc. (“IRD”) (TSX:IRD).

On April 17, 2017, the Company announced a plan to transition to a growth-oriented diversified investment holding company by acquiring businesses that will operate alongside the Company’s intellectual property licensing business. As part of its strategic transformation, the Company stated that it would change its public company name to Quarterhill, while maintaining the WiLAN name and brand for its patent licensing business. With that change now completed, the Company expects that trading will begin as Quarterhill on June 6, 2017 under the ticker QTRH on both the NASDAQ and TSX exchanges.

On April 17, 2017, as part of its new strategy, the Company also announced its intention to acquire all the outstanding shares of IRD. This acquisition closed June 1, 2017. The Company expects IRD shares will be delisted from the TSX effective June 5, 2017.

Quarterhill has now completed two acquisitions since announcing its new strategy. On May 4, 2017, the Company acquired VIZIYA Corp. (“VIZIYA”), a privately-held software and services provider to multi-national companies.  VIZIYA helps their customers optimize the performance of their capital assets. As a result, effective today, Quarterhill now has three wholly-owned subsidiaries: IRD, VIZIYA and WiLAN.

As part of the transition to its acquisition-oriented growth strategy, the Company has named John Varghese Senior Vice President, Corporate Investments to lead its acquisition team. Mr. Varghese has extensive experience ranging from private equity, venture capital and investment banking to senior management and board of director roles in various industries. His career has included senior management roles at CI Financial Corp., Royal Bank Capital Corporation, Midland Walwyn Capital Inc. (Merrill Lynch Canada), Jim Pattison Industries and KPMG Peat Marwick.

“We have completed two acquisitions within a relatively short period, which has generated significant momentum behind our new strategy,” said Shaun McEwan, Interim CEO of Quarterhill. “Both purchases meet our acquisition criteria; they are positioned to benefit from adoption of the Industrial Internet of Things, and they both come to Quarterhill with strong and committed management teams, solid financial track records and significant growth potential. We believe that investing our resources in these types of promising growth companies will help to drive the greatest returns to shareholders over time. With two transactions behind us, the addition of John Varghese to lead our acquisition team gives us another experienced resource to further build our pipeline of qualified M&A candidates.”

Press release

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry.  IRD is a North American company based in Saskatoon, Saskatchewan Canada with sales and service offices throughout the United States and overseas. Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Wi-LAN Inc.’s February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

Interim CEO

Quarterhill Inc.

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

Terry Bergan

President and CEO

International Road Dynamics Inc.

T: 306.653.6600

E: terry.bergan@irdinc.com

www.quarterhill.com© copyright Quarterhill 20172